Exhibit 4.2

AMENDMENT OF THE CATERPILLAR 401(K) PLAN

WHEREAS, Caterpillar Inc. (the "Company") maintains the Caterpillar 401(k) Plan (the "Plan"); and

WHEREAS, the amendment of the Plan is desirable;

NOW, THEREFORE, by virtue of the power granted to the Investment Plan Committee by Section 11.1 of the Plan, the Plan be and it hereby is amended as follows:

(1)  Section 2.1 of the Plan is amended, effective as of January 1, 2003, to clarify that commissions are excluded from Participants' compensation by the deletion of paragraph (c) in the definition of "Compensation" and the substitution of the following new paragraph (c) in lieu thereof:

"(c)  Certain Exclusions. The following items shall be excluded from a Participant's Compensation even if otherwise included under paragraph (a): amounts realized from the exercise of a non-qualified stock option or when restricted stock (or property) either becomes freely transferable or is no longer subject to a substantial risk of forfeiture, amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option plan, commissions, foreign service premiums, 6 Sigma pay, contributions or payments under any long-term incentive pay arrangement and benefits paid under this Plan or any other employee benefit plan or arrangement, including awards, prizes, noncompete payments, car allowances, relocation expenses, income attributable to the exercise of stock options and severance."

(2)  Section 5.1(d) of the Plan is amended, effective as of January 1, 2003, to clarify that Active Participants' salary deferrals automatically terminate upon separation from service with an Employer by the deletion of the second sentence of Section 5.1(d) and the substitution of the following new sentence in lieu thereof:

"If such Participant ceases to be an Employee, his 401(k) Contributions shall be terminated as of the last date of his employment as an Active Participant."

(3)  The Plan is amended, effective as of August 1, 2003, by the addition of Supplement A, attached to this Amendment and made a part hereof.

[Signatures on next page]

IN WITNESS WHEREOF, the Investment Plan Committee has caused this amendment to be executed by its members on this 8th day of October, 2003.

/s/ Glen A. Barton
Glen A. Barton

/s/ J. W. Owens
J. W. Owens

/s/ D. R. Oberhelman
 D. R. Oberhelman

/s/ R. P. Lavin
R. P. Lavin

As Investment Plan Committee
Members As Aforesaid

SUPPLEMENT A
Provisions Relating to the Transfer of
Account Balances From Caterpillar Inc. Employees' Investment Plan

A-1. General. On or about August 4, 2003, the account balances of participants in the Caterpillar Inc. Employees' Investment Plan, Part 1 ("EIP Part 1") who are management, salaried or non-bargaining hourly employees of adopting Employers shall be transferred to this Plan and will be held as a part of this Plan. The provisions of this Supplement A shall apply solely with respect to such participants and their accounts that are transferred to this Plan.

A-2. Participation. Each management, salaried or non-bargaining hourly employee whose account balance in EIP Part 1 is transferred to this Plan shall become a participant in the Plan as of the date of transfer of his account balance into this Plan (each, a "Transferred Participant").

A-3. Contributions. There shall be no Employee or Employer contributions to the Plan under this Supplement A.

A-4. Transfer of Assets. The applicable assets of EIP Part 1 and corresponding liabilities shall be transferred to the trust that funds the Plan. The date upon which assets attributable to a Transferred Participant's account balance are transferred to this Plan shall be a "Transfer Date" with respect to that Participant. The transfer of assets and liabilities described in this paragraph A-4 shall be made in accordance with Code Sections 401(a)(12) and 414(1) and regulations thereunder.

A-5. Transfer of Account Balances. All accounts maintained under EIP Part 1 on behalf of Transferred Participants immediately prior to the Transfer Date shall be adjusted as of that date in accordance with the provisions of EIP. The account balances as so adjusted shall be transferred to the Plan and credited on the Transfer Date to separate "Transfer Accounts" established on behalf of the Transferred Participants. The Plan shall separately account for each Transferred Participant's after-tax contributions and matching contributions related to a Transferred Participant's after-tax contributions. Each Transferred Participant's accounts shall be subject to the provisions of the Plan, including this Supplement A, and shall be treated at all times in a manner that complies with Section 411(d)(6) of the Code and regulations thereunder.

A-6. Investment of Transferred Accounts. As of the Transfer Date, Caterpillar stock in EIP Part 1 will be transferred into the Company Shares Fund in the Plan, and the value of assets in the Government Short-Term Investment Fund of EIP Part 1 will be transferred into a money market fund in the Plan. After the Transfer Date, a Transferred Participant who has attained age 40 may direct the investment of his Transfer Account among the available investment funds in the Plan (other than investment in the self-directed brokerage account after November 1, 2003), in accordance with the provisions of Section 7.4 of the Plan. The Transfer Account of a Transferred Participant who has not attained age 40 as of the Transfer Date will remain invested in the Company Shares Fund and the money market fund or its equivalent until such Participant attains age 40.

A-7. Vesting. A Transferred Participant shall be fully vested at all times in his Transfer Account.

A-8. Distributions and Withdrawals. Benefits payable on or after the Transfer Date to or on account of any Transferred Participant who, prior to the Transfer Date, was receiving installment payments or making periodic withdrawals shall continue to be paid in the same manner under the Plan. A Transferred Participant may withdraw any part or all of his Transfer Account, at any time, in accordance with uniform rules and procedures established by the Plan Administrator, except that any portion of a Transfer Account invested in a self-directed brokerage account may be withdrawn only after the Transferred Participant has attained age 59-1/2 or in the event of a financial hardship in accordance with the provisions of Section 9.9. A Transferred Participant may borrow against his Transfer Account, in accordance with the provisions of Section 9.10. Upon Termination of Employment or death of a Transferred Participant, the balance of his Transfer Account shall be paid in the manner and at such time as determined in accordance with the provisions of Article IX of the Plan.

A-9. Use of Terms. Capitalized terms not defined in this Supplement shall have the same meanings as those terms are defined in the Plan. Terms that are not capitalized shall have the same meanings as those terms are defined or used in EIP Part 1 as of the Transfer Date, unless the context clearly indicates otherwise.